Part II Item 6(b)

Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Corporation, provides clearing services in connection with trades effected on XE as described in further detail in Part III, Item 22(a) of this Form ATS-N. Trades executed through the XE ATS clear and settle the same as other transactions executed by Piper via Pipers relationship with Pershing. In addition, algorithmic trading strategies that can be configured to access XE (as described in Part III, Item 5(c)) are provided and supported by Pragma Securities LLC (Pragma), a third-party service provider and SEC registered broker-dealer and FINRA member. Pursuant to Pipers agreement with Pragma, Pragma employees can access information relating to orders routed using one of the algorithmic trading strategies, which can include XE as a routing destination, for the sole purpose of providing proper access and use to software and services under Piper and Pragmas agreement and to develop, improve and troubleshoot the software and services. Under the agreement, Pragma and its affiliates agree to keep this information confidential, maintain it in strict confidence, and take reasonable and effective steps at least substantially equivalent to the steps Pragma would take to protect its own confidential information. Advanced written consent of Piper is required before Pragma can share any such information. Piper does not have knowledge of the trading activity of Pragma employees that have access to Confidential ATS Information and relies on Pragmas representations that Pragma will keep trading information submitted through algorithmic trading strategies confidential. However, Pragma is not a customer of Piper and is not permitted to submit orders to XE. Piper also uses a Raptor Trading Systems, Inc., a third-party technology service provider that is not a broker-dealer to provide FIX connectivity to access XE for both the No-Touch Trading Desk and Cash Trading Desk (as described in Part III, Item 5(c)). Raptor does not have the ability to see orders in XE or executions. However, Raptor does have the ability to see Subscribers orders submitted in response to Limit Order Broadcast in connection with its FIX connectivity support functions. Raptor is not a customer of Piper or a Subscriber to the ATS. ACTIV Financial, a data service vendor, provides market data feeds for XE as described in Part III Item 23(a).

Part III Item 5(c)

There are four ways that orders can be sent to XE by Subscribers: (i) via FIX connection (as described in Part III, Item 5(a));
(ii) via an algorithm configured to submit orders to XE as a possible routing destination through a FIX connection; (iii) by placing an order with the Cash Trading Desk that submits an order to XE via FIX connection; or (iv) placing an order with the Cash Trading Desk that uses an algorithm configured to submit orders to XE as a possible routing destination through a FIX connection. Submitting orders through options (i) and (ii) occur through the No-Touch (Electronic) Trading Desk. All orders submitted to XE through any of four means pass through the same order entry gateway of Piper where orders are timestamped to the millisecond and risk controls are applied. Orders entered via option (i) are considered as received by the broker dealer operator (Piper) and are automatically and immediately routed to XE after passing pre-order risk controls. The Cash Trading Desks access to XE is the same as it is for all other Subscribers - e.g., the Cash Trading Desk uses FIX specifications 4.2 for all means of access and all orders from the
Cash Trading Desk runs through the same technology that other Subscribers orders pass

through. Subscribers, all of which are customers of Piper, can choose whether to use the services of the Cash Trading Desk or not. Subscribers that do not elect to use the services of the Cash Trading Desk can gain access to the Cash Trading Desk services by contacting Piper and can otherwise access the ATS through the No-Touch (Electronic) Trading Desk (i.e., via options (i) and (ii) noted above). Responses to Limit Order Broadcasts in the Limit Order book (as detailed in Part III, Item 7(a)) can only occur through the Cash Trading Desk, so a Subscriber must have arranged for the services of the Cash Trading Desk in order to respond to Limit Order Broadcasts. In other words, a Subscriber cannot respond to Limit Order Broadcasts through the No-Touch (Electronic) Trading Desk.

Part III Item 23(a)
Piper, the Broker-Dealer Operator, maintains ~~proprietary~~ feeds from the SIP and direct feeds from the national exchanges via market data provider ACTIV Financial. The feeds are received and processed real time with no delays or aggregation. XE uses SIP data to capture the closing print at the primary exchange where the stock is traded for purposes of facilitating executions in the On-Close Match book. With respect to the Limit Order book, when XE receives an order that is eligible for broadcast through a Limit Order Broadcast (i.e., an order that is for 500 shares or more, marked DAY, and where the Subscriber has opted-in for Limit Order Broadcasts), the Limit Order Broadcasts displayed price is pegged to either the primary quote (i.e., the national best bid (NBB) for buy orders and national best offer (NBO) for sell orders) or the midpoint of the NBBO for display purposes, subject to the initiating orders limit price (as described in Part III, Item 7(a)). XE disseminates the Limit Order Broadcast to Subscribers via their respective execution management systems (EMS) and/or Bloomberg terminal by instructing the Limit Order Broadcast to display its price pegged to the NBB or NBO or midpoint as appropriate. Certain Subscribers EMSs support functionality to peg orders to the NBB or NBO or midpoint (pegged order functionality), while others may not. Subscribers choose which EMSs they wish to use and can use more than one type. EMSs that support pegged order functionality may use the SIP or exchange proprietary feeds to update Limit Order Broadcast prices as changes to the NBBO occur. For EMSs that do not support pegged order functionality, XE uses SIP data to determine the NBB or NBO or midpoint to communicate the displayed price of orders through a Limit Order Broadcast. As the NBB or NBO changes, XE will communicate updates to the displayed price of Limit Order Broadcasts (subject to the limit price of the order that initiated the Limit Order Broadcast) based on SIP data. Limit Order Broadcast pricing updates sent by XE do not affect execution priority. XE uses direct exchange feeds from exchanges to ensure that matched orders in the Limit Order book will not trade through protected quotations. In such circumstances, XE will send ISOs using the direct exchange data feeds as necessary to sweep the full displayed size of any better priced quotations and subsequently allow orders matched on XE to trade.